SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period April 5, 2007 to April 20, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☐                      Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
Yes ☐                      No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing plans to mark the five year listing anniversary by ringing closing bell.

2.	Press Release announcing cash distribution for May 15, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
April 20, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE
PENGROWTH ENERGY TRUST TO MARK FIVE-YEAR LISTING ANNIVERSARY
BY RINGING CLOSING BELL
(Calgary, April 20, 2007) /CCN Matthews/ — Pengrowth Energy Trust is pleased to announce that the company will celebrate its fifth anniversary of listing on the NYSE on Monday, April 23, 2007.
Following an invitation from the New York Stock Exchange, Pengrowth President and Chief Executive Officer, James S. Kinnear will be joined by executives and guests from Pengrowth Energy Trust in New York City where they will ring The Closing Bell.
Media interested in covering the bell ringing MUST contact Annmarie Gioia with the NYSE (212.656.5437) to obtain entry into the building. In addition, photos are available via Associated Press/New York (212.621.1902), Reuters America (646.223.6285) and Bloomberg Photo
(212-617-3420). The Opening BellSM (starting at 9:25 a.m.) and The Closing BellSM (starting at 3:55 p.m.) feeds are available via fiber line at Ascent media #1630. A live webcast of The Opening Bell (beginning at 9:25 a.m.) and of The Closing Bell (beginning at 3:55 p.m.) will be available on the homepage of nyse.com.
Pengrowth Energy Trust is one of the larger energy royalty trusts in North America. Trust units trade on the New York Stock Exchange (PGH) and the Toronto Stock Exchange (PGF.UN). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the higher quality in the energy trust sector with a proved plus probable reserve life index of approximately 10 years and a reserve base of approximately 360 million barrels of oil equivalent at December 31, 2006 pro forma for the ConocoPhillips properties acquisition. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.

PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail:  investorrelations@pengrowth.com
Telephone:  (403) 233-0224    Toll Free:  1-888-744-1111    Facsimile:  (403) 294-0051
For media inquiries contact:
Telephone:  (403) 266-8355    Facsimile:  (403) 294-0051
New York Stock Exchange
Annmarie Gioia
Phone:  212.656.5437

2

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR MAY 15, 2007
(Calgary, April 20, 2007) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its May 15, 2007 cash distribution will be Cdn $0.25 per trust unit. The distribution is net of amounts withheld to finance capital expenditures.
The ex-distribution date is April 27, 2007. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of May 1, 2007.
The distribution of Cdn $0.25 per trust unit is equivalent to approximately U.S. $0.22 per trust unit using a U.S./Canadian dollar exchange ratio of 1.1279. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of March 2007. Cash distributions paid over the past 12 months now total Cdn $3.00 per trust unit or approximately U.S. $2.62 per trust unit.

PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail:  investorrelations@pengrowth.com
Telephone:  (403) 233-0224    Toll Free:  1-888-744-1111    Facsimile:  (403) 294-0051
For media inquiries contact:
Telephone:  (403) 266-8355    Facsimile:  (403) 294-0051